UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Form 6-K is being filed to (i) update financial information and certain related disclosures in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) to reflect the disposition of our interest in the dairy joint venture, La Lacteo S.A. (“La Lacteo”) as discontinued operations retroactively in all the periods included in this report, and (ii) file our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and related notes thereto to reflect the presentation of the disposition of La Lacteo as discontinued operations (the “Audited Consolidated Financial Statements”). The Audited Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). These reclassifications do not affect total shareholders equity or profit/(loss) for the year for any of the periods presented in the Audited Consolidated Financial Statements (see Note 2.3 to the Audited Consolidated Financial Statements). This update is consistent with the presentation of continuing and discontinued operations included in our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012 filed on Form 6-K with the Commission on August 14, 2013 (the “Second Quarter 2013 Form 6-K”). Reference in the following discussion to “our”, “us”, “we”, “Adecoagro” and the “Company” refer to Adecoagro S.A. and its subsidiaries.

Information in the 2012 Form 20-F has not been updated for other events or developments that occurred subsequent to the filing of the 2012 Form 20-F with the SEC. For additional information related to developments since the filing of the 2012 Form 20-F, refer to our Second Quarter 2013 Form 6-K and our other Forms 6-K furnished since the filing of the 2012 Form 20-F. The information in this Form 6-K, including the Audited Consolidated Financial Statements, should be read in conjunction with the 2012 Form 20-F and subsequent SEC filings.

Recent Developments

On June 6, 2013, we acquired the remaining 50% interest in our joint venture La Lacteo for a nominal cash amount, and collected US$ 5.1 million associated with the acquisition and the termination of the joint venture.

The acquisition of the remaining 50% in La Lacteo was undertaken exclusively with the view to resale and met the definition of discontinued operation. We elected to account for the acquisition applying the short-cut method under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations.” As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. Our original interest in La Lacteo was remeasured at fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date and at June 30, 2013, La Lacteo was valued at fair value less costs to sell.

On July 31, 2013, we sold our 100% interest in La Lacteo for a nominal cash consideration. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A., one of our subsidiaries, was terminated without penalties.

The net effects of the above-described transactions resulted in a gain of US$ 2.9 million, recorded in the statement of income for the six-month period ended June 30, 2013 within “Profit of the Period From Discontinued Operations.”

Revised Selected Financial and Other Data

The following table sets forth selected historical consolidated financial data as of the dates and for the periods indicated, which have been revised to reflect disposition of our interest in the dairy joint venture La Lacteo as discontinued operations for comparability. The selected consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and selected consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our Audited Consolidated Financial Statements and related notes appearing elsewhere in this current report on Form 6-K. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2008 and selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our consolidated financial statements, which are not included in this current report on Form 6-K. Certain reclassifications have been made to the information derived from the consolidated financial statements as of December 31, 2009 and 2008, and for the years then ended, to reflect the disposition of La Lacteo as discontinued operations.

The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The consolidated financial statements from which the historical financial information for the periods set forth below have been derived were prepared in accordance with IFRS. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to “Operating and Financial Review and Prospects” and our Audited Consolidated Financial Statements appearing elsewhere in this current report on Form 6-K.

	As of December,
	2012	2011	2010	2009	2008
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	379,526	365,857	294,529	183,386	117,173
Cost of manufactured products sold and services rendered	(263,978)	(237,404)	(219,201)	(180,083)	(105,583)
Gross profit from manufacturing activities	115,548	128,453	75,328	3,303	11,590
Sale of agricultural produce and biological assets	225,174	182,227	131,738	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses(1)	(225,174)	(182,227)	(131,738)	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,643	86,811	(30,528)	71,668	61,000
Changes in net realizable value of agricultural produce after harvest	16,004	10,523	7,999	12,787	1,261
Gross profit/ (loss) from agricultural activities	32,647	97,334	(22,529)	84,455	62,261
Margin on manufacturing and agricultural activities before operating expenses	148,195	225,787	52,799	87,758	73,851
General and administrative expenses	(57,691)	(65,142)	(56,562)	52,393	45,663
Selling expenses	(58,602)	(59,404)	(52,528)	31,169	(24,496)
Other operating income, net	31,097	24,581	18,224	13,071	17,323
Excess of fair value of net assets acquired over cost	—	—	—	—	1,227
Profit / (loss) from operations before financing and taxation	62,999	125,822	(38,067)	17,267	22,272
Finance income	11,538	9,132	16,559	11,553	2,552
Finance costs	(66,654)	(62,341)	(39,496)	(34,216)	(50,860)
Financial results, net	(55,116)	(53,209)	(22,937)	(22,663)	(48,308)
Profit/ (loss) before income tax	7,883	72,613	(61,004)	(5,396)	(26,036)
Income tax benefit/(expense)	5,436	(14,662)	16,263	5,415	10,449
Profit / (loss) for the year from continuing operations	13,319	57,951	(44,741)	19	(15,587)
Loss for the year from discontinued operations	(4,040)	(1,034)	(50)	(294)	(838)
Profit /(loss) for the year	9,279	56,917	(44,791)	(275)	(16,425)
Attributable to:
Equity holders of the parent	9,397	56,018	(43,904)	(260)	(18,947)
Non-controlling interest	(118)	899	(887)	(15)	2,522
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share
From continuing operations	0.111	0.488	(0.548)	0.000	(0.240)
From discontinued operations	(0.034)	(0.009)	(0.001)	(0.003)	(0.013)
Diluted earnings per share
From continuing operations	0.111	0.484	(0.548)	0.000	(0.240)
From discontinued operations	(0.034)	(0.009)	(0.001)	(0.003)	(0.013)

	As of December 31, 2012
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	32,240	1,120	857	(3,041)	3,930	35,106	25,822	27,513	(25,442)	62,999
Loss from discontinued operations	—	—	(4,040)	—	—	(4,040)	—	—	—	(4,040)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(115)	2,615	—	2,500	24,783	—	—	27,283
Adjusted Segment EBIT (unaudited)(2)	32,240	1,120	(3,298)	(426)	3,930	33,566	50,605	27,513	(25,442)	86,242
Depreciation and amortization	2,073	3,823	896	587	189	7,568	46,900			54,468
Adjusted Segment EBITDA (unaudited)(2)	34,313	4,943	(2,402)	161	4,119	41,134	97,505	27,513	(25,442)	140,710
Reconciliation to Profit
Profit for the year										9,279
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										27,283
Income tax(expense) / benefit										(5,436)
Interest expense, net										16,423
Foreign exchange, net										26,080
Other financial results, net										12,613
Adjusted Consolidated EBIT (unaudited)(2)										86,242
Depreciation and amortization										54,468
Adjusted Consolidated EBITDA (unaudited)(2)										140,710

	As of December 31, 2011
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	41,094	3,547	5,363	(639)	4,460	53,825	90,050	8,832	(26,885)	125,822
Loss from discontinued operations	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(1,503)	1,394	—	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547	2,826	755	4,460	52,682	81,253	8,832	(26,885)	115,882
Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	1,285	4,686	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year										56,917
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(8,906)
Income tax(expense) / benefit										14,662
Interest expense, net										25,998
Foreign exchange, net										12,683
Other financial results, net										14,528
Adjusted Consolidated EBIT (unaudited)(2)										115,882
Depreciation and amortization										34,184
Adjusted Consolidated EBITDA (unaudited)(2)										150,066

	As of December 31, 2010
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	31,902	5,041	5,886	(5,753)	4,000	41,076	(77,627)	20,837	(22,353)	(38,167)
Loss from discontinued operations	—	—	(50)	—	—	(50)	—	—	—	(50)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to (Loss)
(Loss) for the year										(44,791)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										95,671
Income tax benefit										(16,263)
Interest expense, net										33,028
Foreign exchange, net										(7,324)
Other financial results, net										(2,767)
Adjusted Consolidated EBIT (unaudited)(2)										57,554
Depreciation and amortization										37,563
Adjusted Consolidated EBITDA (unaudited)(2)										95,117

	As of December 31, 2009
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	407	(16,782)	1,299	15,770	4,920	18,839	(22,262)	17,267
Loss from discontinued operations	—	—	(294)	—	—	(294)	—	—	—	(294)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to (Loss)
(Loss) for the year										(275)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(44,832)
Income tax benefit										(5,415)
Interest expense, net										27,750
Foreign exchange, net										(10,903)
Other financial results, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

	As of December 31, 2008
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	27,523	13,256	171	864	1,289	43,103	(12,955)	15,201	(23,077)	22,272
Loss from discontinued operations	—	—	(838)	—	—	(838)	—	—	—	(838)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)	—	—	(1,840)	(3,355)	(2,567)	(7,762)	(13,448)	—	—	(21,210)
Adjusted Segment EBIT (unaudited)(2)	27,523	13,256	(2,507)	(2,491)	(1,278)	34,503	(26,403)	15,201	(23,077)	224
Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Adjusted Segment EBITDA (unaudited)(2)	34,040	13,966	(2,159)	(1,693)	(761)	43,393	(6,979)	15,201	(23,077)	28,538
Reconciliation to (Loss)
(Loss) for the year										(16,425)
Initial recognition and changes in fair value of “long term” biological assets(1) (unrealized)										(21,210)
Income tax benefit										(10,449)
Interest expense, net										21,830
Foreign exchange, net										24,932
Other financial results, net										1,546
Adjusted Consolidated EBIT (unaudited)(2)										224
Depreciation and amortization										28,314
Adjusted Consolidated EBITDA (unaudited)(2)										28,538

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.
(2)

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this Form 6-K as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks. We define “Adjusted Segment EBITDA” for each of our operating segments as the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year, as applicable, before unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

Operating and Financial Review and Prospects

The following discussion updates the information contained in the 2012 Form 20-F to reflect the presentation of our historical operating results to reflect the disposition of La Lacteo S.A. as discontinued operations and should be read in conjunction with our Audited Consolidated Financial Statements included elsewhere in this report.

Discontinued Operations

As discussed in “Recent Developments” above, we completed the disposition of La Lacteo for a nominal cash consideration on July 31, 2013. This disposal was reported as discontinued operation (see Note 2.3 to our Audited Consolidated Financial Statements).

Other Operating Income, Net (2012 compared with 2011)

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2012	(9,330)	1,065	22	2,387	(16)	9,797	27,513	(341)	31,097
2011	1,843	372	(2)	2,020	(3)	11,220	8,832	299	24,581

Other operating income, net increased 26.5%, from $24.6 million in 2011 to $31.1 million in 2012, primarily due to:

•	a $18.7 million increase in our Land Transformation segment due to the sale of two farms in 2012, resulting in capital gains of $27.5 million, compared to the sale of one farm in 2011 that generated a $8.8 million capital gain.

partially offset by:

•	a $11.2 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012; and

•	a $1.4 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar;

•	a $1.4 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar;

Other operating income, net of our Rice, Dairy, Coffee, Cattle and Corporate segments remained essentially unchanged.

Loss for the year from discontinued operations (2012 compared with 2011)

Our net loss from discontinued operations varied from a loss of $1.0 million in 2011 to a loss of $4.0 million in 2012, driven by the negative results of La Lácteo S.A. The lower result is mainly explained by a combination of: (i) lower international powdered milk prices which generated a downward pressure on prices of processed dairy products in the domestic market; and (ii) an increase in production costs. The industrial capacity of La Lácteo was only suitable for products for the domestic market. In addition, 2012 results include the impairment loss recognized in respect of La Lacteo as a result of operating losses.

Loss for the year from discontinued operations (2011 compared with 2010)

Our net loss from discontinued operations decreased $0.95 million, from a loss of $0.05 million in 2010 to a loss of $1.0 million in 2011, driven by the negative results of La Lácteo. The loss of 2011 is mainly explained by a downward trend on prices of processed dairy products in the domestic market coupled with an increase in production costs.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth herein and in the attached Condensed Audited Financial Statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer

Date: September 5, 2013

Adecoagro S.A.

Consolidated Financial Statements as of

December 31, 2012 and 2011 and for the years ended

December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” (not presented herein) appearing under Item 15 of the Company’s 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit (which was an integrated audit in 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buenos Aires, Argentina

April 29, 2013, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations discussed in Note 2.3, as to which the date is September 5, 2013

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo de Nicola (Partner)

Marcelo de Nicola

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,220,606 common shares (of which 3,860 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2012, 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	880,897	759,696
Investment property	7	15,542	27,883
Intangible assets, net	8	32,880	36,755
Biological assets	9	224,966	187,973
Investments in joint ventures	10	2,613	4,299
Financial assets	11	11,878	—
Deferred income tax assets	22	35,391	37,081
Trade and other receivables, net	13	44,030	15,746
Other assets		1,398	1,408

Total Non-Current Assets		1,249,595	1,070,841

Current Assets
Biological assets	9	73,170	51,627
Inventories	14	95,321	96,147
Trade and other receivables, net	13	135,848	141,181
Derivative financial instruments	12	5,212	10,353
Cash and cash equivalents	15	218,809	330,546

Total Current Assets		528,360	629,854

TOTAL ASSETS		1,777,955	1,700,695

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,331	180,800
Share premium	17	940,332	926,005
Cumulative translation adjustment		(182,929)	(99,202)
Equity-settled compensation		17,952	15,306
Other reserves		(349)	(526)
Treasury shares		(6)	(4)
Retained earnings		67,647	57,497

Equity attributable to equity holders of the parent		1,025,978	1,079,876

Non controlling interest	17	65	14,993

TOTAL SHAREHOLDERS EQUITY		1,026,043	1,094,869

LIABILITIES
Non-Current Liabilities
Trade and other payables	20	4,575	8,418
Borrowings	21	354,249	203,409
Deferred income tax liabilities	22	75,389	92,989
Payroll and social liabilities	23	1,512	1,431
Provisions for other liabilities	24	1,892	3,358

Total Non-Current Liabilities		437,617	309,605

Current Liabilities
Trade and other payables	20	99,685	114,020
Current income tax liabilities		187	872
Payroll and social liabilities	23	22,948	17,010
Borrowings	21	184,884	157,296
Derivative financial instruments	12	5,751	6,054
Provisions for other liabilities	24	840	969

Total Current Liabilities		314,295	296,221

TOTAL LIABILITIES		751,912	605,826

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,777,955	1,700,695

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010
		(As revised)	(As revised)	(As revised)
		(Noted 2.3)	(Noted 2.3)	(Noted 2.3)
Sales of manufactured products and services rendered	25	379,526	365,857	294,529
Cost of manufactured products sold and services rendered	26	(263,978)	(237,404)	(219,201)

Gross Profit from Manufacturing Activities		115,548	128,453	75,328

Sales of agricultural produce and biological assets	25	225,174	182,227	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	26	(225,174)	(182,227)	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce		16,643	86,811	(30,528)
Changes in net realizable value of agricultural produce after harvest		16,004	10,523	7,999

Gross Profit / (Loss) from Agricultural Activities		32,647	97,334	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		148,195	225,787	52,799

General and administrative expenses	26	(57,691)	(65,142)	(56,562)
Selling expenses	26	(58,602)	(59,404)	(52,528)
Other operating income, net	28	31,097	24,581	18,224

Profit / (Loss) from Operations Before Financing and Taxation		62,999	125.822	(38,067)

Finance income	29	11,538	9,132	16,559
Finance costs	29	(66,654)	(62,341)	(39,496)

Financial results, net	29	(55,116)	(53,209)	(22,937)

Profit / (Loss) Before Income Tax		7,883	72,613	(61,004)

Income tax benefit / (expense)	22	5,436	(14,662)	16,263

Gain / (Loss) for the Year from Continuing Operations		13,319	57,951	(44,741)
Gain / (loss) for the Year from discontinued operations		(4,040)	(1,034)	(50)

Gain / (Loss) for the Year		9,279	56,917	(44,791)

Attributable to:
Equity holders of the parent		9,397	56,018	(43,904)
Non controlling interest		(118)	899	(887)

Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations	30	0.111	0.488	(0.548)
From discontinued operations		(0.034)	(0.009)	(0.001)
Diluted earnings per share
From continuing operations	30	0.111	0.484	(0.548)
From discontinued operations		(0.034)	(0.009)	(0.001)

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2012	2011	2010
	(As revised)	(As revised)	As revised)
	(Note 2.3.)	(Note 2.3.)	(Note 2.3.)

Profit/ (loss) for the year	9,279	56,917	(44,791)
Other comprehensive income:
Exchange differences on translating foreign operations	(80,755)	(112,071)	8,956

Other comprehensive (loss)/ income for the year	(80,755)	(112,071)	8,956

Total comprehensive (loss) for the year	(71,476)	(55,154)	(35,835)

Attributable to:
Equity holders of the parent	(70,792)	(54,592)	(35,147)
Non controlling interest	(684)	(562)	(688)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(66,701)	(53,574)	(35,098)
Discontinued operations	(4,091)	(1,018)	(49)

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2010	120,000	563,343	2,516	11,914	—	—	44,161	741,934	15,222	757,156

Loss for the year	—	—	—	—	—	—	(43,904)	(43,904)	(887)	(44,791)
Other comprehensive income for the year	—	—	8,757	—	—	—	—	8,757	199	8,956

Total comprehensive income for the year	—	—	8,757	—	—	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted (Note 18)	—	—	—	1,745	—	—	—	1,745	36	1,781

Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

Loss for the year	—	—	—	—	—	—	56,018	56,018	899	56,917
Other comprehensive income for the year	—	—	(110,610)	—	—	—	—	(110,610)	(1,461)	(112,071)

Total comprehensive loss for the year	—	—	(110,610)	—	—	—	56,018	(54,592)	(562)	(55,154)
Net proceeds from IPO and Private placement (Note 17)	60,104	362,926	—	—	—	—	—	423,030	—	423,030

Employee share options (Note 18):

- Value of employee services	—	—	—	874	—	—	—	874	14	888

- Exercised	55	271	—	(110)	—	—	—	216	(2)	214

- Forfeited	—	—	—	(1,122)	—	—	1,122	—	—	—

Restricted shares (Note 18):

- Issued	641	—	—	—	(632)	—	—	9	(9)	—

- Value of employee services	—	—	—	2,751	—	—	—	2,751	38	2,789

- Vested	—	746	—	(838)	102	—	—	10	(10)	—

- Forfeited	—	—	—	—	4	(4)	—	—	—	—
Acquisition of non controlling interest (Note 17)	—	(1,281)	135	92	—	—	100	(954)	954	—

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

Profit for the year	—	—	—	—	—	—	9,397	9,397	(118)	9,279
Other comprehensive loss for the year	—	—	(80,189)	—	—	—	—	(80,189)	(566)	(80,755)

Total comprehensive loss for the year	—	—	(80,189)	—	—	—	9,397	(70,792)	(684)	(71,476)
Employee share options (Note 18):

- Value of employee services	—	—	0	265	—	—	—	265	2	267

- Exercised	49	263	0	(93)	—	—	—	219	(2)	217

- Forfeited	—	—	0	(82)	—	—	82	—	—	—
Restricted shares (Note 18):

- Value of employee services	—	—	—	3,847	—	—	—	3,847	24	3,871

- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—

- Forfeited	—	—	—	—	2	(2)	—	—	—	—
Acquisition of non controlling interest (Note 17)	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—
Disposal of subsidiary (Nota 16)	—	—	(1,693)	—	—	—	—	(1,693)	(12)	(1,705)

Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010
		(As revised) (Note 2.3)	(As revised) (Note 2.3)	(As revised) (Note 2.3)

Cash flows from operating activities:

Profit / (loss) for the year		9,279	56,917	(44,791)

Adjustments for:

Income tax (benefit) / expense	22	(5,436)	14,662	(16,263)

Depreciation	6	54,117	33,847	37,217

Amortization	8	351	337	346

Gain from the disposal of other property items	28	(882)	(394)	(847)

Gain from disposal of farmlands	28	—	(8,832)	(20,837)

Gain from the sale of subsidiaries	28	(27,513)	—	—

Equity settled share-based compensation granted	27	4,138	3,677	1,781

Loss / gain from derivative financial instruments and forwards	28,29	6,304	(12,084)	(1,189)

Interest expense, net	29	18,948	33,006	33,028

Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	13,335	(17,136)	72,374
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(2,024)	(1,816)	(1,527)

Provision and allowances		(2,020)	(3,147)	4,980

Foreign exchange losses / (gains), net	29	24,801	12,683	(7,324)
Discontinued operations	10	4,040	1,034	50

Subtotal		97,438	112,754	56,998

Changes in operating assets and liabilities:

(Increase) / decrease in trade and other receivables		(39,163)	(15,850)	3,584

(Increase) / decrease in inventories		(3,794)	(49,776)	2,259

(Increase) / decrease in biological assets		(5,830)	6,745	7,171

(Decrease) / increase in other assets		10	(1,382)	8

Decrease in derivative financial instruments		(1,467)	(248)	(3,554)

Increase/ (decrease) in trade and other payables		15,309	19,855	(4,221)

Increase in payroll and social security liabilities		5,784	1,785	5,470
Increase/ (decrease) in provisions for other liabilities		132	(641)	319

Net cash generated from operating activities before interest and taxes paid		68,419	73,242	68,034

Income tax paid		(596)	(16,656)	(7,813)

Net cash generated from operating activities		67,823	56,586	60,221

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010
		(As revised) (Note 2.3)	(As revised) (Note 2.3)	(As revised) (Note 2.3)

Cash flows from investing activities:

Acquisition of subsidiaries, net of cash acquired	32	—	(11,617)	(7,872)

Purchases of property, plant and equipment	6	(218,770)	(90,422)	(87,679)

Purchases of intangible assets	8	(359)	(195)	(33)
Purchase of cattle and planting cost of non current biological assets		(82,612)	(63,074)	(35,060)

Interest received	29	11,249	8,019	1,341

Proceeds from sale of property, plant and equipment		851	2,611	2,103

Proceeds from sale of farmlands	16	15,703	20,532	10,000

Proceeds from disposal of subsidiaries	16	10,208	—	5,475
Payment of seller financing arising on subsidiaries acquired		(33,485)	(6,347)	—

Discontinued operations	16	(3,000)	—	—

Net cash used in investing activities		(300,215)	(140,493)	(111,725)

Cash flows from financing activities:

Net proceeds from IPO and Private placement	17	—	421,778	—

Proceeds from equity settled shared-based compensation exercised		218	214	—

Proceeds from long-term borrowings	21	230,601	34,980	98,581

Payments of long-term borrowings	21	(79,781)	(82,244)	(31,202)

Interest paid		(34,587)	(33,481)	(33,283)

Net increase in short-term borrowings	21	17,057	19,545	12,449

Net cash generated from financing activities		133,508	360,792	46,545

Net (decrease) / increase in cash and cash equivalents		(98,884)	276,885	(4,960)

Cash and cash equivalents at beginning of year		330,546	70,269	74,806
Effect of exchange rate changes on cash and cash equivalents		(12,853)	(16,608)	423

Cash and cash equivalents at end of year		218,809	330,546	70,269

The accompanying notes are an integral part of these consolidated financial statements

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 19, 2013, except with respect to the effects of discontinued operations discussed in Note 2.3, as to which the date is September 5, 2013.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

The financial year corresponds to the calendar year. The consolidated statements of income, of changes in shareholders’ equity, of comprehensive income and of cash flows include two comparative years.

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or are held for sale. The consolidated financial statements are presented in United States Dollars.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets and agricultural produce at the point of harvest measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

There were no new standards, amendments and interpretations to existing standards effective for the first time for the year ended December 31, 2012 that were either applicable or material to the Group.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning on or after January 1, 2013 or later and which have not been early adopted by the Group:

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial instruments”, which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”. It replaces the consolidation requirements in SIC 12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard is not expected to have a material impact on the Group given that its joint arrangement would be classified as a joint venture under IFRS 11 and continue to be measured applying equity accounting.

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard is expected to increase the amount of disclosures required about subsidiaries, associates and joint arrangements.

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12. The amendments explain that the ‘date of initial application’ in IFRS 10 means ‘the beginning of the annual reporting period in which IFRS 10 is applied for the first time’. Consequently, an entity is not required to make adjustments to the previous accounting for its involvement with entities if the consolidation conclusion reached at the date of initial application is the same when applying IAS 27 and SIC 12 and when applying IFRS 10. The IASB has also amended IFRS 11 and IFRS 12 to provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. The amendments shall be applied for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments are not expected to have a material impact on the Group’s results of operations, financial position or cash flows.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. It is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Even though not yet quantified, the standard is expected to have an impact on the measurement of biological assets at fair value and to increase the disclosures required about fair value measurements.

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements”. The amendment improves the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially recyclable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will impact the format of the Group’s consolidated statements of comprehensive income.

In May 2012, the IASB issued Improvements to IFRSs – a collection of amendments to five IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial instruments: Presentation” and IAS 34 “Interim Financial Reporting”. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 “Separate Financial Statements”. The amendments define an investment entity and introduce an exception to consolidating particular subsidiaries for investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 in its consolidated and separate financial statements. They also introduce new disclosure requirements for investment entities. The amendments shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. These amendments will not have an impact on the Group’s presentation of the its financial position, results of operations or earnings per share

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation (continued)

The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3R. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Disposal of subsidiaries

When the group ceases to have control any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c) Transactions and non controlling interest

Non controlling interest is shown as a component of equity in the statement of financial position and the share of profit attributable to non controlling interest is shown as a component of profit or loss for the year in the consolidated statement of income.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(d) Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.3.	Revision of previously issued financial statements

On June 6, 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”). Subsequently on July 31, 2013, the Group sold its 100% interest in La Lacteo. As a result of these transactions, the Group reclassified operations relating to La Lacteo as discontinued operations. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations”, the consolidated statements of income, of comprehensive income and of cash flows were retrospectively revised to reflect such discontinued operations. This reclassification has not affected total equity, gain/ (loss) for the year and related notes other than Note 5; 10; 28 and 30 for any of the periods presented.

The consolidated statements of income as of December 31, 2012, 2011 and 2010 have been revised as a result of the foregoing as follows:

	2012		2011		2010
	As revised	As previously reported	As revised	As previously reported	As revised	As previously reported

Profit / (Loss) from Operations Before Financing and Taxation	62,999	58,959	125,822	124,788	(38,067)	(38,117)

Profit / (Loss) Before Income Tax	7,883	3,843	72,613	71,579	(61,004)	(61,054)

Gain / (Loss) for the Period from Continuing Operations	13,319	9,279	57,951	56,917	(44,741)	(44,791)

Gain / (loss) for the Period from discontinued operations	(4,040)	—	(1,034)	—	(50)	—

Gain / (Loss) for the Period	9,279	9,279	56,917	56,917	(44,791)	(44,791)

2.4.	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

2.5.	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Foreign exchange gains and losses are presented in the statement of income within “Finance income” or “Finance cost”, as appropriate.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6.	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.6.	Property, plant and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

2.7.	Investment property

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses. Rental income from investment property “lease act under an operating lease” is recognized in the income statement on a straight line basis over the lease term.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment at the commencement of owner occupation. An item of owner-occupied property is reclassified to investment property when its use has changed and owner-occupation ceases.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

2.8.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.9.	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 2.11).

2.10.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

2.11.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 4 (b) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.11.	Impairment of assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.12.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

The Group presents long-term biological assets (sugarcane and coffee plantations) as non-current assets based on their nature, as capable of sustaining regular harvests in the long-term.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Biological assets (continued)

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Coffee:

The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years.

Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Coffee trees, which have attained significant biological growth are valued at fair value through a discounted cash flow model. Revenues are based on estimated yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

•	Sugarcane:

The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation. These estimates are discounted at an appropriate discount rate

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.13.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.14.	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

(c) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of “Other operating income, net” when the Group’s right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.14.	Financial assets (continued)

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.15.

(d) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’.

2.16.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expense. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

2.17.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

2.18.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.19.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.20.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.21.	Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group’s expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

2.22.	Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.23.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.11 and 2.12 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, energy, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, net of sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. The Group is also a party to a 15-year power agreement which delivery period starts in April and ends in November of each year. Prices under both agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

2.24.	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

2.25.	Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.26.	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

2.27.	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

2.28.	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

3.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Risk and Commercial Committee has overall accountability for the identification and management of risk across the Group.

The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, it transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates for all the years presented. All amounts are shown in US dollars.

	2012
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(38,035)	—	—	—	(38,035)
Brazilian Reais	—	(256,484)	—	—	(256,484)
US Dollar	(131,754)	(85,902)	18,031	157,479	(42,146)
Uruguayan Peso	—	—	(287)	—	(287)

Total	(169,789)	(342,386)	17,744	157,479	(336,952)

	2011
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,090)	—	—	—	(17,090)
Brazilian Reais	—	(56,147)	—	—	(56,147)
US Dollar	(98,674)	(55,038)	21,964	138,107	6,359
Uruguayan Peso	—	—	(1,780)	—	(1,780)

Total	(115,764)	(111,185)	20,184	138,107	(68,658)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2012 and 2011 would have (decreased) the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

For the year ended December 31, 2010, the Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies would have (increased) the Group’s Loss Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2012
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(13,175)	(8,590)	1,803	n/a	(19,962)
Uruguayan Peso	—	—	—	—	—

(Decrease) Increase in Profit Before Income Tax	(13,175)	(8,590)	1,803	—	(19,962)

	2011
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(9,867)	(5,504)	2,196	n/a	(13,175)
Uruguayan Peso	—	—	—	—	—

(Decrease) Increase in Profit Before Income Tax	(9,867)	(5,504)	2,196	—	(13,175)

	2010
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,344)	(3,710)	1,741	n/a	(9,313)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(7,344)	(3,710)	1,741	—	(9,313)

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops, sugar and coffee future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

The Group estimated that, for the years ended December 31, 2012 and 2011, other factors being constant, a 5% increase in the prices for the Group’s main products would have increased the Group’s Profit Before Income Tax for the year by approximately US$ 2,825 and US$ 1,675, respectively. A 5% decrease in prices would have an equal and opposite effect on the income statement.

The Group estimated that, for the year ended December 31, 2010, other factors being constant, a 5% increase in the prices for the Group’s main products would have decreased the Group’s Loss Before Income Tax for the year by approximately US$ 1,280. A 5% decrease in prices would have an equal and opposite effect on the income statement.

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2012, cash and cash equivalent of the Group totaled U$S 218.8 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At 31 December 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	67,119	1,757	26,814	1,280	96,970
Borrowings (excluding finance lease liabilities)	208,590	118,623	227,861	53,861	608,935
Finance leases	517	432	341	—	1,290
Derivative financial instruments	5,751	—	—	—	5,751

Total	281,977	120,812	255,016	55,141	712,946

At 31 December 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	106,991	3,780	1,598	1,812	114,181
Borrowings (excluding finance lease liabilities)	166,708	104,760	118,541	26,366	416,375
Finance leases	119	79	—	—	198
Derivative financial instruments	6,054	—	—	—	6,054

Total	279,872	108,619	120,139	28,178	536,808

•	Interest rate risk

The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 21.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). These analyses are performed after giving effect to interest rate swaps.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The analysis for the year ended December 31, 2012 is as follows (all amounts are shown in US dollars):

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	18,039	—	—	18,039
Brazilian Reais	—	119,340	—	119,339
US Dollar	70,221	—	501	70,722
Uruguayan Peso	—	—	44	44

Subtotal Fixed-rate borrowings	88,260	119,340	545	208,145

Variable rate:
Brazilian Reais	—	197,171	—	197,171
US Dollar	52,112	80,584	—	132,696

Subtotal Variable-rate borrowings	52,112	277,755	—	329,867

Total borrowings as per analysis	140,372	397,095	545	538,012

Finance leases	1,046	75	—	1,121

Total borrowings as per statement of financial position	141,418	397,170	545	539,133

The analysis for the year ended December 31, 2011 is as follows (all amounts are shown in US dollars):

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	6,739	—	—	6,739
Brazilian Reais	—	66,497	—	66,497
US Dollar	72,136	—	1,934	74,070

Subtotal Fixed-rate borrowings	78,875	66,497	1,934	147,306

Variable rate:
Brazilian Reais	—	87,614	—	87,614
US Dollar	59,977	65,610	—	125,587

Subtotal Variable-rate borrowings	59,977	153,224	—	213,201

Total borrowings as per analysis	138,852	219,721	1,934	360,507

Finance leases	66	132	—	198

Total borrowings as per statement of financial position	138,918	219,853	1,934	360,705

For the years ended December 31, 2012 and 2011, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the year would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

For the year ended December 31, 2010, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Loss Before Income Tax for the year would have increased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,972)	—	(1,972)
US Dollar	(521)	(806)	—	(1,327)

Total effects on Profit Before Income Tax	(521)	(2,778)	—	(3,299)

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(876)	—	(876)
US Dollar	(600)	(656)	—	(1,256)

Total effects on Profit Before Income Tax	(600)	(1,532)	—	(2,132)

	2010
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,134)	—	(1,134)
US Dollar	(641)	(932)	—	(1,573)

Total effects on (Loss) Before Income Tax	(641)	(2,066)	—	(2,707)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•	Credit risk

The Group’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2012 and 2011, more than 55% and 67% of the Group’s sales of crops were sold to 11 and 10 well-known customers (both multinational or local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 10 and 9 customers, which represented 89% and 61% of total sales of ethanol for the years ended December 31, 2012 and 2011, respectively. Approximately 79% and 70% of the Group’s sales of sugar were concentrated in 5 and 3 well-known traders for the years ended December 31, 2012 and 2011, respectively. The remaining 21% and 30%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2012 and 2011, energy sales are 100% and 91% concentrated in 3 major customers. In the dairy segment, 43% and 86% of the sales were completed with the Group’s joint venture La Lacteo (see Note 10).

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 13 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 13.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2012 and 2011, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2012 and 2011, 8 and 2 banks (primarily HSBC, Rabobank, Banco do Brasil, Votorantim, BTG Pactual, Itau, Citibank and Bradesco) accounted for more than 95% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2012, the Group invested in fixed-term bank deposits with mainly four banks (Banco do Brasil, Itau, Votorantim and BTG Pactual) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations with that counterparty.

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (see Note 12 for details). The Group arranged interest rate swaps with HSBC, BTG Pactual, Rabobank, Deutsche Bank and Votorantim in Brazil and Rabobank in Argentina. The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2012, the strategy, which was unchanged from 2011, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2012	2011
Total Debt	539,133	360,705
Total Equity	1,026,043	1,094,869

Total Capital	1,565,176	1,455,574

Gearing Ratio	0.34	0.25

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. The primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to manage the currency composition of its cash and cash equivalents; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2012:

	2012
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	99	24,472	1,082	1,082
Soybean	30	10,161	363	363
Wheat	3	484	(153)	(153)
Sugar	197	89,281	2,423	2,266
Ethanol (thousands m3)	8	4,723	(40)	(40)
Coffee	1	764	63	63
OTC:
Sugar	24	7,671	1,151	1,028
Options:
Buy put
Sugar	24	1,476	725	(43)
Sell call
Corn	2	17	(30)	(13)
Sugar	21	1,393	(916)	(317)

Total	409	140,442	4,668	4,236

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2011:

	2011
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/ Gain (*)
Futures:
Sale
Ethanol (thousands m3)	2	2,719	44	44
Soybean	63	19	256	256
Sugar	160	7,551	6,751	6,751
Coffee	2	10,533	238	256
Wheat	1	—	7	7
Options:
Buy put
Corn	189	2,172	1,256	(620)
Soybean	20	127	293	164
Wheat	27	596	457	(143)
Sugar	39	109,600	845	845
OTC
Sugar	20	79,831	1,658	1,658

Sell call
Soybean	21	130	137	7
Sugar	44	98,000	(1,519)	(1,519)
Wheat	27	(566)	(763)	(193)

Total	615	310,710	9,660	7,513

(*)	Included in the line item “Gain from commodity derivative financial instruments” of Note 28.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Floating-to-fixed interest rate swaps

In January 2009, the Group’s subsidiaries in Argentina, Adeco Agropecuaria S.A. and Pilagá S.A., entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the Inter-American Development Bank (IDB). Tranche B of the IDB Facility comprised a five-year US$ 49 million loan bearing interest at 180-day LIBOR plus 4.75% per annum (see Note 21 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan was fully hedged through the use of an interest rate swap. This hedging arrangement fully offsets any additional interest rate expense incurred as a result of increases in interest rates. The swap’s notional amount was US$ 49 million and cancelled in December 2011.

The Group cancelled the original swap agreement when the terms of the IDB Facility were redefined and additional funds received. The Group then entered into a US$ 60 million new floating-to-fixed interest rate forward swap commencing in May 2012 and expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new Tranche B facility. The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2012 and 2011, the Group recorded a liability of US$ 0.6 million and US$ nil million, respectively, the estimated fair value of the outstanding swaps at those dates.

•	Foreign currency fixed-to-floating interest rate swap

In August and September 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Deutsche Bank in an aggregate amount of US$ 30 million (US$ 15 million per month). In those operations Adecoagro Vale do Ivinhema receives exchange variation plus 4,37% per year, and pays CDI (a interbank floating interest rate in Reais) plus 2% per year, and at the same time convert the currency interest payment into Reais at a fixed exchange rate The swap expires in May and June 2013. The Group did not apply hedge accounting to this instrument. As of December 31, 2012, the Group recorded a liability of US$ 0.3 million representing the estimated fair value of the swap as of that date.

The Group evaluated the impact on interest expense, of all agreements mentioned above, for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2012, 2011 and 2010, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$ 0.35 million, US$ 0.1 million and US$ 0.7, respectively.

The Group evaluated the impact on the interest rate swaps’ fair value, of all agreements mentioned above, considering an immediate 100 basis point change in interest rates. As of December 31, 2012 and 2011, a 100 basis point increase/decrease in interest rates would result in an approximate US$ 0.19 million and US$ nil million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swaps has been calculated using a discounted cash flow analysis.

•	Foreign currency floating-to-fixed interest rate swap

In June 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in USD, plus a fixed rate of 7.70% per annum. The swap expires according to the due dates of the loan, until December 2015. The Group did not apply hedge accounting to this instrument. As of December 31, 2012, the Group recorded a liability of US$ 0.3 million representing the estimated fair value of the swap as of that date.

•	Currency forward

During the years ended December 31, 2012 and 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 56 million and US$ 74.0 million, respectively. The currency forward contracts entered in 2012 had maturity dates between May 2013 and December 2013, while those entered in 2011 had maturity dates ranging between February and December 2012. The outstanding contracts resulted in a recognition of a gain of US$ 1.9 million in 2012 and of a loss of US$ 9.1 million in 2011. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income. During 2010 the Company did not enter in any currency forward.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Business combinations – purchase price allocation

Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually as of September of each year, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Management reviewed the carrying amounts of its property, plant and equipment and finite lived intangible assets as of December 31, 2012 to determine whether there was any indication of potential impairment. Management concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, management tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2012 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2012.

However, for the year ended December 31, 2011, due to the volatility in international markets, management tested all CGUs as of September 30, 2011 regardless of which CGUs have allocated any goodwill. None of the CGUs with or without any allocated goodwill were impaired as of September 30, 2011. There were no events or changes in circumstances, which would have warranted an impairment testing either of goodwill or other assets as of December 31, 2011.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2012 and 2011:

Based on the criteria described above, management identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, the Group identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 35 CGUs in Argentina and Uruguay and 2 CGUs in Brazil to be tested based in this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis, which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 10 CGUs (2011: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2012	September 30, 2011
La Carolina / Crops / Argentina	149	166
La Carolina / Cattle / Argentina	24	27
El Orden / Crops / Argentina	182	203
El Orden / Cattle / Argentina	30	33
La Guarida / Crops / Argentina	2,179	2,434
La Guarida / Cattle / Argentina	216	241
Los Guayacanes / Crops / Argentina	1,664	1,859
Doña Marina / Rice / Argentina	5,877	6,565
Huelen / Crops / Argentina	6,585	7,403
El Colorado / Crops / Argentina	3,323	2,802
El Colorado / Cattle / Argentina	—	934

Closing net book value of goodwill allocated to CGUs tested (Note 8)	20,229	22,667

Closing net book value of PPE items and other assets allocated to CGUs tested	99,413	89,079

Total assets allocated to CGUs tested	119,642	111,746

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment, investment property, and finite-life intangible assets allocated to the remaining 28 CGUs without allocated goodwill tested had an aggregated net book value of US$ 252,252. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

CGUs tested based on a value-in-use model at September 30, 2012 and 2011:

Based on the criteria described above, management identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, the Group identified 3 CGUs in Brazil to be tested base on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 3 CGUs in Argentina and 4 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2012	September 30, 2011
Financial projections	Covers 4 years for UMA Covers 8 years for AVI	Covers 4 years for Angelica and UMA
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	Between 3% and 5%
Future cost increases	3% per annum	Expected USD Inflation
Discount rates	9.16%	8.91%
Perpetuity growth rate	4.5%	4.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2012	September 30, 2011
AVI / Sugar, Ethanol and Energy	7,820	8,741
UMA / Sugar, Ethanol and Energy	2,933	3,212
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,099	1,002

Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,852	12,955

Closing net book value of PPE items and other assets allocated to CGUs tested	517,052	90,278

Total assets allocated to 3 CGUs tested	528,904	103,233

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment and finite-life intangible assets allocated to the remaining 4 CGUs without allocated goodwill tested had an aggregated net book value of US$ 329,317. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(c) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.13. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

(d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (see Note 22 for details).

(f) Allowance for trade receivables

Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk, as well as an equity interest in La Lacteo, a dairy processing Joint Venture;

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	The Group’s ‘Cattle’ Segment consists mainly in the lease of cattle grazing land (not suitable for crop production) to an international meat processor;

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2012

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
			(As revised) (Note 2.3)			(As revised) (Note 2.3)				(As revised) (Note 2.3)
Sales of manufactured products and services rendered	589	92,438	—	—	4,390	97,417	282,109	—	—	379,526
Cost of manufactured products sold and services rendered	—	(78,617)	—	—	(230)	(78,847)	(185,131)	—	—	(263,978)

Gross Profit from Manufacturing Activities	589	13,821	—	—	4,160	18,570	96,978	—	—	115,548

Sales of agricultural produce and biological assets	195,617	1,466	18,868	8,363	637	224,951	223	—	—	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(195,617)	(1,466)	(18,868)	(8,363)	(637)	(224,951)	(223)	—	—	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	35,471	6,463	2,060	(4,196)	(131)	39,667	(23,024)	—	—	16,643
Changes in net realizable value of agricultural produce after harvest	15,850	—	—	154	—	16,004	—	—	—	16,004

Gross Profit / loss from Agricultural Activities	51,321	6,463	2,060	(4,042)	(131)	55,671	(23,024)	—	—	32,647

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	51,910	20,284	2,060	(4,042)	4,029	74,241	73,954	—	—	148,195

General and administrative expenses	(4,436)	(4,072)	(906)	(1,082)	(23)	(10,519)	(22,239)	—	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(304)	(60)	(22,744)	(35,690)	—	(168)	(58,602)
Other operating income, net	(9,330)	1,065	22	2,387	(16)	(5,872)	9,797	27,513	(341)	31,097

Profit / (loss) from Operations Before Financing and Taxation	32,240	1,120	857	(3,041)	3,930	35,106	25,822	27,513	(25,442)	62,999

Loss from discontinued operations	—	—	(4,040)	—	—	(4,040)	—	—	—	(4,040)
Depreciation and amortization	(2,073)	(3,823)	(896)	(587)	(189)	(7,568)	(46,900)	—	—	(54,468)
Initial recognition and changes in fair value of biological assets (unrealized)	6,169	4,352	115	(2,615)	—	8,021	(24,783)	—	—	(16,762)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,803	—	—	(1,581)	—	3,222	205	—	—	3,427
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,499	2,111	1,945	—	(131)	28,424	1,554	—	—	29,978
Changes in net realizable value of agricultural produce after harvest (unrealized)	877	—	—	1,147	—	2,024	—	—	—	2,024
Changes in net realizable value of agricultural produce after harvest (realized)	14,973	—	—	(993)	—	13,980	—	—	—	13,980

Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Investment in associates	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	2297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2011

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
			(As revised) (Note 2.3)			(As revised) (Note 2.3)				(As revised) (Note 2.3)
Sales of manufactured products and services rendered	557	82,523	—	713	4,746	88,539	277,318	—	—	365,857
Cost of manufactured products sold and services rendered	—	(68,721)	—	(629)	(408)	(69,758)	(167,646)	—	—	(237,404)

Gross Profit from Manufacturing Activities	557	13,802	—	84	4,338	18,781	109,672	—	—	128,453

Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	—	—	—	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	—	—	—	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	—	—	86,811
Changes in net realizable value of agricultural produce after harvest	10,953	—	—	(430)	—	10,523	—	—	—	10,523

Gross Profit / (loss) from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	65,386	31,948	—	—	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	84,167	141,620	—	—	225,787

General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	—	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	—	—	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581

Profit / (loss) from Operations Before Financing and Taxation	41,094	3,547	5,363	(639)	4,460	53,825	90,050	8,832	(26,885)	125,822

Loss from discontinued operations	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)
Depreciation and amortization	(1,469)	(3,105)	(600)	(530)	(226)	(5,930)	(28,254)	—	—	(34,184)
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,503	(1,394)	—	109	8,797	—	—	8,906
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,474	2,234	—	697	—	4,405	3,825	—	—	8,230
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,540	7,905	5,436	—	468	50,349	19,326	—	—	69,675
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,944	—	—	(128)	—	1,816	—	—	—	1,816
Changes in net realizable value of agricultural produce after harvest (realized)	9,009	—	—	(302)	—	8,707	—	—	—	8,707

Property, plant and equipment, net	236,031	45,134	9,437	22,558	21,030	334,190	425,506	—	—	759,696
Investment property	9,828	—	—	—	18,055	27,883	—	—	—	27,883
Goodwill	14,656	6,414	—	990	1,193	23,253	11,633	—	—	34,886
Biological assets	28,300	23,167	9,338	18,369	1,501	80,675	158,925	—	—	239,600
Investment in joint ventures	—	—	4,299	—	—	4,299	—	—	—	4,299
Inventories	37,343	12,667	1,070	2,509	45	53,634	42,513	—	—	96,147

Total segment assets	326,158	87,382	24,144	44,426	41,824	523,934	638,577	—	—	1,162,511

Borrowings	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Total segment liabilities	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2010

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
			(As revised)			(As revised)				(As revised)
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit / (loss) from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,886	(5,753)	4,000	41,076	(77,627)	20,837	(22,353)	(38,067)

Loss from discontinued operations	—	—	(50)	—	—	(50)	—	—	—	(50)
Depreciation and amortization	(1,711)	(2,080)	(423)	(449)	(333)	(4,996)	(32,567)	—	—	(37,563)
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2012	2011
Total reportable assets as per Segment Information	1,335,487	1,162,511
Intangible assets (excluding goodwill)	1,780	1,869
Deferred income tax assets	35,391	37,081
Trade and other receivables	179,878	156,927
Other assets	1,398	1,408
Derivative financial instruments	5,212	10,353
Cash and cash equivalents	218,809	330,546

Total assets as per the Statement of Financial Position	1,777,955	1,700,695

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2012	2011
Total reportable liabilities as per Segment Information	539,133	360,705
Trade and other payables	104,260	122,438
Deferred income tax liabilities	75,389	92,989
Payroll and social liabilities	24,460	18,441
Provisions for other liabilities	2,732	4,327
Current income tax liabilities	187	872
Derivative financial instruments	5,751	6,054

Total liabilities as per the Statement of Financial Position	751,912	605,826

Non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2012:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	272,730	597,284	10,883	880,897
Investment property	15,542	—	—	15,542
Intangible assets	1,187	593	—	1,780
Goodwill	19,329	11,771	—	31,100
Investment in joint ventures	2,613	—	—	2,613
Non-current portion of biological assets	12,885	212,081	—	224,966

Initial recognition and changes in fair value of biological assets and agricultural produce	39,475	(25,002)	2,170	16,643
(Loss) Gain from changes in net realizable value of agricultural produce after harvest	16,190	(31)	(155)	16,004
Sales of manufactured products sold and services rendered	96,945	282,536	45	379,526
Sales of agricultural produce and biological assets	178,990	31,956	14,228	225,174

As of and for the year ended December 31, 2011:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	281,696	467,509	10,491	759,696
Investment property	27,883	—	—	27,883
Intangible assets	1,129	740	—	1,869
Goodwill	22,263	12,623	—	34,886
Investment in joint ventures	4,299	—	—	4,299
Non-current portion of biological assets	10,679	177,294	—	187,973

Initial recognition and changes in fair value of biological assets and agricultural produce	47,196	37,617	1,998	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,539	651	(667)	10,523
Sales of manufactured products sold and services rendered	86,606	279,251	—	365,857
Sales of agricultural produce and biological assets	143,505	29,864	8,858	182,227

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2010:

	Argentina	Brazil	Uruguay	Total
Initial recognition and changes in fair value of biological assets and agricultural produce	54,226	(86,557)	1,803	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	8,157	(123)	(35)	7,999
Sales of manufactured products sold and services rendered	62,455	232,074	—	294,529
Sales of agricultural produce and biological assets	109,387	17,158	5,193	131,738

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2012 and 2011 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2011
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

Year ended December 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(26,619)	(24)	(16,958)	(24,265)	(130)	(60)	(3,344)	(71,400)
Additions	7,272	145	1,522	10,599	510	304	70,591	90,943
Acquisition of subsidiary (Note 32)	30,863	241	76	161	—	56	—	31,397
Transfers	—	639	14,336	6,074	114	—	(21,163)	—
Transfers from investment property (Note 7)	1,145	—	—	—	—	—	—	1.145
Disposals	(4,388)	(2)	(1,630)	(534)	(13)	(40)	—	(6,607)
Reclassification to non-income tax credits (*)	—	—	—	(3,021)	—	—	—	(3,021)
Depreciation (Note 26)	—	(314)	(8,977)	(24,483)	(609)	(370)	—	(34,753)

Closing net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2011
Cost	313,685	4,068	190,704	319,661	3,355	3	84,556	919,151
Accumulated depreciation	—	(3,138)	(37,087)	(115,220)	(1,881)	(2,129)	—	(159,455)

Net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

Year ended December 31, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(34,911)	2	(13,800)	(17,418)	(123)	(254)	(9,348)	(75,852)
Additions	—	29	756	35,840	862	1,585	208,507	247,579
Acquisition of subsidiary (Note 32)	—	—	—	—	—	—	—	—
Transfers from investment property (Note 7)	9,625	—	—	—	—	—	—	9,625
Transfers	—	9,287	24,528	26,634	27	—	(60,476)	—
Disposals	—	—	(85)	(806)	(6)	(26)	—	(923)
Disposals of subsidiaries	(4,118)	—	(30)	(1)	—	—	—	(4,149)
Reclassification to non-income tax credits (*)	—	—	(188)	(774)	—	—	—	(962)
Depreciation (Note 26)	—	(1,731)	(15,912)	(35,275)	(641)	(558)	—	(54,117)

Closing net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

At December 31, 2012
Cost	284,281	13,386	201,885	363,136	4,115	4,427	223,239	1,094,469
Accumulated depreciation	—	(4,869)	(52,999)	(150,495)	(2,522)	(2,687)	—	(213,572)

Net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2012, ICMS tax credits were reclassified to trade and other receivables.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 47,935; US$ 28,407 and US$ 29,603 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ 5,557; US$ 4,424 and US$ 7,614 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ 625, US$ 1,016 and US$ nil of depreciation charges are included in “Selling expenses” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ nil, US$ 906 and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012, borrowing costs of US$ 17,506 (2011: US$ 1,918) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 305,032 as of December 31, 2012 (2011: US$ 319,392).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred (see Note 31).

7.	Investment property

Changes in the Group’s investment property in 2012 and 2011 were as follows:

	2012	2011
Beginning of the year	27,883	21,417
Acquisition of subsidiary (Note 32)	—	9,670
Transfers (i)	(9,625)	(1,145)
Exchange difference	(2,716)	(2,059)

End of the year	15,542	27,883

Cost	15,542	27,883
Accumulated depreciation	—	—

Net book amount	15,542	27,883

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2012	2011	2010
Rental income	4,735	4,980	3,718

(i)	Transferred to property, plant and equipment in 2012 and 2011. Relates to finalization of contracts with third parties.

As of December 31, 2012, the fair value of investment property was US$ 67 million (2011: US$ 86.6 million).

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2012 and 2011 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2011
Cost	26,494	2,773	667	—	29.934
Accumulated amortization	—	(889)	(392)	—	(1,281)

Net book amount	26,494	1,884	275	—	28,653

Year ended December 31, 2011
Opening net book amount	26,494	1,884	275	—	28,653
Exchange differences	(2,747)	(105)	(43)	—	(2,895)
Additions	—	—	195	—	195
Acquisition of subsidiary (Note 32)	11,139	—	—	—	11,139
Amortization charge (i) (Note 26)	—	(187)	(150)	—	(337)

Closing net book amount	34,886	1,592	277	—	36,755

At December 31, 2011
Cost	34,886	2,667	818	—	38,371
Accumulated amortization	—	(1,075)	(541)	—	(1,616)

Net book amount	34,886	1,592	277	—	36,755

Year ended December 31, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(3,786)	(65)	(32)	—	(3,883)
Additions	—	—	276	83	359
Acquisition of subsidiaries (Note 32)	—	—	—	—	—
Amortization charge (i) (Note 26)	—	(171)	(180)	—	(351)

Closing net book amount	31,100	1,356	341	83	32,880

At December 31, 2012
Cost	31,100	2,602	1,062	83	34,847
Accumulated amortization	—	(1,246)	(721)	—	(1,966)

Net book amount	31,100	1,356	341	83	32,880

(i)	An amount of US$ 180 and US$ 149 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2012 and 2011, respectively. An amount of US$ 171 and US$ 186 of amortization charges are included in “Selling expenses” for the years ended December 31, 2012 and 2011, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

9.	Biological assets

Changes in the Group’s biological assets in 2012, 2011 and 2010 were as follows:

	2012	2011
Beginning of the year	239,600	186,757
Increase due to purchases	1,678	1,683
Disposal of subsidiary (Note 16)	—	—
Acquisition of subsidiary (Note 32)	—	1,495
Initial recognition and changes in fair value of biological assets (i)	16,643	86,811
Decrease due to harvest	(317,645)	(331,278)
Decrease due to sales	(2,309)	(2,842)
Costs incurred during the year	376,740	319,089
Exchange differences	(16,571)	(22,115)

End of the year	298,136	239,600

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (25,291) for the year ended December 31, 2012 (2011: US$ 38,658; 2010: US$ (78,767)). In 2012, an amount of US$ (21,984) (2011: US$ 101,671; 2010: US$ (60,146)) was attributable to price changes, and an amount of US$ (3,307) (2011: US$ (63,013); 2010: US$ (18,621)) was attributable to physical changes.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

Biological assets in 2012, 2011 and 2010 were as follows:

	2012	2011
Non-current
Cattle for dairy production (i)	12,149	9,338
Other cattle (ii)	736	1,341
Sown land – coffee (iii)	16,211	18,369
Sown land – sugarcane (iii)	195,870	158,925

	224,966	187,973

Current
Other cattle (iv)	243	160
Sown land – crops (ii)	42,091	28,300
Sown land – rice (ii)	30,836	23,167

	73,170	51,627

Total biological assets	298,136	239,600

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2012, and amount of US$ 243 (2011: 124) was classified as consumable and mature biological assets, and an amount of US$ nil (2011: 36) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 304,221 for the year ended December 31, 2012 (2011: US$ 325,843; 2010: US$ 241,762).

A drought occurred during December 2011 affecting some of farms in Argentina and Uruguay. As a result, the expected yield consider in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million as of December 31, 2011.

10.	Investments in joint ventures

The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.

The Milk Supply Offer Agreement signed between Adeco Agropecuaria S.A. (a group subsidiary) with La Lacteo establishes that Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions.

	2012	2011
At the beginning of the year	4,299	6,271
Share of loss (*)	(2,761)	(1,034)
Exchange differences	(646)	(938)
Capital contribution	3,000	—
Impairment charge (*)	(1,279)	—

At the end of the year	2,613	4,299

(*)	Share of loss and impairment charge recognized due to the continuous operating losses in La Lacteo in the line item “Gain / (loss) for the Year from discontinued operations”.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

The following amounts represent the Group’s 50% share of the assets (including goodwill) and liabilities, and income and expenses of the joint venture:

	2012	2011
Assets:
Non-current assets	4,185	5,633
Current assets	5,672	5,883

	9,857	11,516

Liabilities:
Non-current liabilities	659	1,138
Current liabilities	6,585	6,079

	7,244	7,217

Net assets of joint venture	2,613	4,299

	2012	2011	2010
Income	1,616	2,040	1,989
Expenses	(4,377)	(3,074)	(2,039)

Loss after income tax	(2,761)	(1,034)	(50)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

11.	Financial assets

In December 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The Group granted an option to the buyer to acquire the remaining 49% interest at any time on or before June 2014 at a fixed price US$ 13.1 million. The Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina corresponds to a financial asset to be accounted for under IAS 39. This financial asset has been classified as an available for sale asset. See Note 16 for additional details.

12.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit and loss	Available for sale assets	Subtotal financial assets	Non- financial assets	Total

December 31, 2012
Assets as per statement of financial position
Trade and other receivables	68,833	—	—	68,833	111,045	179,878
Equity investment in Santa Regina	—	—	11,878	11,878	—	11,878
Derivative financial instruments	—	5,212	—	5,212	—	5,212
Cash and cash equivalents	218,809	—	—	218,809	—	218,809

Total	287,642	5,212	11,878	304,732	111,045	415,777

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,800	96,800	7,460	104,260
Borrowings (excluding finance lease liabilities)	—	538,012	538,012	—	538,012
Finance leases	—	1,121	1,121	—	1,121
Derivative financial instruments	5,751	—	5,751	—	5,751

Total	5,751	635,933	641,684	7,460	649,144

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non- financial assets	Total

December 31, 2011
Assets as per statement of financial position
Trade and other receivables	71,383	—	71,383	85,544	156,927
Derivative financial instruments	—	10,353	10,353	—	10,353
Cash and cash equivalents	330,546	—	330,546	—	330,546

Total	401,929	10,353	412,282	85,544	497,826

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	—	114,181	114,181	8,257	122,438
Borrowings (excluding finance lease liabilities)	—	360,507	360,507	—	360,507
Finance leases	—	198	198	—	198
Derivative financial instruments	6,054	—	6,054	—	6,054

Total	6,054	474,886	480,940	8,257	489,197

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 21.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2012
Interest income (i)	11,249	—	—	11,249
Interest expense (i)	—	—	(27,672)	(27,672)
Foreign exchange gains/ (losses) (ii)	(15,915)	—	(10,165)	(26,080)
Gain from derivative financial instruments (iii)	—	(4,002)	—	(4,002)

Net result	(4,666)	(4,002)	(37,837)	(46,505)

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2011
Interest income (i)	8,019	—	—	8,019
Interest expense (i)	—	—	(34,017)	(34,017)
Foreign exchange gains/ (losses) (ii)	9,899	1,405	(23,987)	(12,683)
Gain from derivative financial instruments (iii)	—	17,417	—	17,417

Net result	17,918	18,822	(58,004)	(21,264)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2010
Interest income (i)	1,341	—	—	1,341
Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Loss from derivative financial instruments (iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

Determining fair values

IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

As of December 31, 2012 and 2011, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2012 and 2011 and their allocation to the fair value hierarchy:

	2012
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	5,212	—	—	5,212
Equity investment in Santa Regina	—	11,878	—	11,878

Total assets	5,212	11,878	—	17,090

Liabilities
Derivative financial instruments	(361)	(5,390)	—	(5,751)

Total liabilities	(361)	(5,390)	—	(5,751)

	2011
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	10,353	—	—	10,353

Total assets	10,353	—	—	10,353

Liabilities
Derivative financial instruments	671	5,383	—	6,054

Total liabilities	671	5,383	—	6,054

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Concept	Pricing Method	Parameters	Pricing Model
Futures	Quoted price	-	-

Options	Quoted price	-	-

Options/ OTC	Quoted price	-	Montecarlo

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2012	2011
Non current
Receivables from related parties (Note 34)	2,253	63

Trade receivables – net	2,253	63

Advances to suppliers	12,850	2,719
Income tax credits	4,594	3,682
Non-income tax credits (i)	16,528	6,988
Receivable from disposal of subsidiary (Note 16)	2,094	—
Cash collateral	2,049	1,469
Other receivables	3,662	825

Non current portion	44,030	15,746

Current
Trade receivables	41,067	38,178
Receivables from related parties (Note 34)	144	4,846
Less: Allowance for trade receivables	(588)	(1,622)

Trade receivables – net	40,623	41,402

Prepaid expenses	12,766	12,102
Advances to suppliers	11,213	11,872
Income tax credits	4,256	2,522
Non-income tax credits (i)	48,838	45,659
Cash collateral	296	1,792
Receivable from disposal of farmland (Note 16)	3,018	18,090
Receivable from disposal of subsidiaries (Note 16)	9,395	—
Other receivables	5,443	7,743

Subtotal	95,225	99,779

Current portion	135,848	141,181

Total trade and other receivables, net	179,878	156,927

(i)	Includes US$ 962 reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2012	2011
Currency
US Dollar	50,184	51,338
Argentine Peso	50,422	42,163
Uruguayan Peso	565	803
Brazilian Reais	78,707	62,622

	179,878	156,927

As of December 31, 2012 trade receivables of US$ 2,662 (2011: US$ 18,938) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2012	2011
Up to 3 months	2,408	17,996
3 to 6 months	46	914
Over 6 months	208	28

	2,662	18,938

The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2012	2011
At January 1	1,622	1,323
Charge of the year	272	740
Unused amounts reversed	(21)	(385)
Used during the year	(1,086)	—
Exchange differences	(199)	(64)

At December 31	588	1,622

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and Agrícola Ganadera San José S.R.L. The shares of Santa Regina S.A. are also pledged in favor of the Group as collateral for the receivable of the 51% of the company (see Note 16).

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

As of December 31, 2012, approximately 81% (2011: 36%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Compersucar Trading A.V.V., Bunge, Camara de Comercializacao de Energia Electrica CCEE, Establecimiento Las Marias, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2012 and 2011 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

14.	Inventories

	2012	2011
Raw materials	36,607	31,539
Finished goods	56,508	60,067
Stocks held by third parties	2,195	4,528
Others	11	13

	95,321	96,147

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 263,978 for the year ended December 31, 2012 (2011: US$ 226,413 and 2010: US$ 208,485). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 174,602 for the year ended December 31, 2012 (2011: US$ 148,177 and 2010: US$ 101,288).

15.	Cash and cash equivalents

	2012	2011
Cash at bank and on hand	137,980	238,902
Short-term bank deposits	80,829	91,644

	218,809	330,546

16.	Disposals

Year ended December 31, 2012

On June 29, 2012, the Group sold its 100% interest in Agricola Ganadera San Jose S.A., a subsidiary whose main assets comprised of farmland, at a consideration of US$ 9.3 million. The sale price was collected US$ 5 million in cash and the remaining amount will be collected in two equal installments plus interest in June 2013 and 2014. This transaction resulted in a gain of US$ 8 million recorded in other operating income in the statement of income.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Disposals (continued)

On December 27, 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The main asset of the subsidiary is the Santa Regina farm located in General Villegas, Province of Buenos Aires, Argentina. The Group granted an option to the buyer to acquire the remaining 49% interest on or before June 2014 at US$ 13.1 million. The Group entered into a lease contract with the buyer to use the land for the next two crop years as from May 2013. The sale price was collected US$ 5.2 million in cash and the remaining amount will be collected in two installments plus interest, US$ 1 million in June 2013 and US$ 6.2 million in December 2013. As discussed in Note 11, the Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina represents an available for sale financial asset under IAS 39.

The transaction generated a gain for the sale of US$ 9 million. In addition, since the Group ceased to have control over the subsidiary, the retained 49% interest was remeasured to its fair value and a gain of US$ 10.4 million was recognized in the statement of income under “Other operating income, net”.

Year ended December 31, 2011

On November 30, 2011 the Group completed the sale of “La Alegría”, a 2,438 hectare farm located in General Villegas, province of Buenos Aires, Argentina, for a total consideration of US$13.7 million. This transaction resulted in a gain of US$ 8.8 million included within “Other operating income, net”. As of December 31, 2012, the Group collected all the credit.

Year ended December 31, 2010

On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$ 34 million. This transaction resulted in a gain of US$ 20.8 million included within “Other operating income, net” in the statement of income as of December 31, 2010. The Group collected US$ 31 million in cash during the year ended December 31, 2012. The remaining amount will be collected in 2013 (see Note 13).

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At 1 January 2010	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 18)	37	326
Restricted shares issued (Note 18)	427	641
Restricted shares exercised (Note 18)	—	746
Non controlling interest acquired (3)	—	(1,281)

At 31 December 2011	120,533	1,106,805
Employee share options exercised (Note 18)	32	312
Restricted shares vested (Note 18)	—	1,347
Non controlling interest acquired through exchange of Shares (4)	1,655	15,199

At 31 December 2012	122,220	1,123,663

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Shareholders’ contributions (continued)

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1,5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.

(2)	On January 28, 2011 the Company successfully completed an initial public offering (IPO) of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2011, the Company issued 4,285,714 shares, at a price of US$ 11 per share, as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$ 10.65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$ 79 million.

The Company used these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

Related transaction costs totaling US$ 15 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.

During 2011, the Company agreed to contribute the full proceed from the IPO to International Farmland Holdings LP, increasing its interest to 98.64%.

(3)	As a consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36%.

(4)	During 2012, the Company issued 1,654,752 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.

18.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The Group recognized aggregate compensation expense of US$ 0.2 million for the year ended December 31, 2012 (2011: US$ 0.9 million; 2010: US$ 1.7 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	Jan 2009	Nov 2009	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010

Expected volatility	21%	22%	22%	22%	22%	22%	22%
Expected life	6.50	6.50	6.5	6.5	6.5	6.5	6.5
Risk free rate	1,85%	2,31%	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Fair value per option	$3.52	$3.78	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.02%	0.21%	0.21%	0.21%	0.38%	0.43%	0.43%
Exercise price	$13.40	$13.40	$12.82	$13.40	$13.40	$13.40	$12.82

Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 16).

Details of each plan are as follow:

The Adecoagro/ IFH 2004 Stock Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2012		2011		2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.68	2,134	6.74	2,401	6.74	2,401
Forfeited	8.62	(2)	7.31	(230)	—	—
Exercised	6.71	(32)	5.83	(37)	—	—

At December 31	6.68	2,100	6.68	2,134	6.74	2,401

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per	Shares (in thousands)
Expiry date:	share	2012	2011	2010
May 1, 2014	5.83	674	674	674
May 1, 2015	5.83	553	556	572
May 1, 2016	5.83	173	192	320
February 16, 2016	7.11	110	110	110
October 1, 2016	8,62	590	602	725

		2,100	2,134	2,401

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan

This scheme was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2012		2011		2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.06	2,038	13.06	2,228	13.02	2,030
Granted	—	—	—	—	13.25	198
Forfeited	13.06	(24)	12.89	(190)	—	—

At December 31	13.06	2,013	13.06	2,038	13.06	2,228

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2012	2011	2010
Dec 1, 2017	12.82	1,138	1,149	1,313
Jan 30, 2019	13.40	687	687	700
Nov 1, 2019	13.40	8	18	18
Jan 30, 2020	12.82	28	32	35
Jan 30, 2020	13.40	71	71	81
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

		2,013	2,038	2,228

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2012	3,849
2011	3,681
2010	3,318

During 2012, 32,439 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Stock Units Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5, which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

During 2012, 120,811 (2011: 68,718) restricted shares were vested.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

At December 31, 2012, the Group recognized compensation expense US$ 3.8 million related to the restricted shares granted under the Restricted Share Plan (2011: US$ 2.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012

Fair value	12.69	12.69	12.36	9.81	9.33
Possibility of ceasing employment before vesting	5%	10%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2012	2012
At January 1	356	—
Granted (1)	—	515
Forfeited	(2)	—
Vested	(121)	—

At December 31	234	515

(1)	Approved by the Board of Directors of March 27,2012 and the Shareholders Meeting of April 18, 2012.

During 2012, 1,557 restricted shares became forfeited and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

19.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$ 37,654 as of December 31, 2012 (2011: US$ 14,592; 2010: US$ 6,536) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Legal and other reserves (continued)

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2012, but the Company has distributable reserves in excess of US$ 918,646.

20.	Trade and other payables

	2012	2011
Non-current
Payable from acquisition of property, plant and equipment (i)	3,126	3,646
Taxes payable	37	1,547
Other payables	432	885
Escrows arising on business combinations (Note 32)	980	2,340

	4,575	8,418

Current
Trade payables	88,123	68,672
Payable from acquisition of subsidiary (Note 32)	—	35,730
Advances from customers	4,529	1,721
Amounts due to related parties (Note 34)	562	318
Taxes payable	2,894	4,989
Escrows arising on business combinations (Note 32)	1,508	—
Other payables	2,069	2,590

	99,685	114,020

Total trade and other payables	104,260	122,438

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2012	2011
Non-current
Bank borrowings	353,540	203,330
Obligations under finance leases	709	79

	354,249	203,409

Current
Bank overdrafts	111	6,735
Bank borrowings	184,361	150,442
Obligations under finance leases	412	119

	184,884	157,296

Total borrowings	539,133	360,705

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

As of December 31, 2012, total bank borrowings include collateralized liabilities of US$ 346,469 (2011: US$ 297,472). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2012	2011
Fixed rate:
Less than 1 year	60,049	70,007
Between 1 and 2 years	19,066	25,554
Between 2 and 3 years	24,364	12,426
Between 3 and 4 years	21,760	8,902
Between 4 and 5 years	20,870	7,551
More than 5 years	62,036	22,866

	208,145	147,306

Variable rate:
Less than 1 year	124,423	87,170
Between 1 and 2 years	71,978	40,353
Between 2 and 3 years	73,684	24,756
Between 3 and 4 years	45,969	23,507
Between 4 and 5 years	11,100	23,369
More than 5 years	2,713	14,046

	329,867	213,201

	538,012	360,507

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2013 and November 2022 and bear either fixed interest rates ranging from 2.45% to 10% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.05% to 7% per annum. At December 31, 2012 LIBOR (six months) was 0.51% (2011: 0. 81%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2013 and November 2019 and bear either fixed interest rates ranging from 5.00% and 7.00% per annum and variable rates based on LIBOR + 4.45% per annum.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

•	BNDES Loan Facility

As of December 31, 2012, the BNDES Loan Facility is divided in two tranches outstanding for an amount of Reais 9.5 million for Tranche “A” and Reais 90.3 million for Tranche “B” (equivalent to US$ 4.6 million and US$ 44.3 million, respectively). As of December 31, 2012, tranches “A” bears an interest at a Brazilian-specific variable rate “Taxa de Juros Resolução 635/87”, 3.56%, plus 4.05% per annum, and Tranches “B” bears an interest variable rate “TJLP rate”, 5.5%, plus 4.05% per annum. The BNDES Loan Facility contains certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. The obligations under the BNDES Loan Facility are secured by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2012	2013	2014 to 2018
Financial ratios:
Net Bank Debt / EBITDA	[≤]4	[≤]4.5	[≤]4.5
Solvency Ratio	[≥]40%	[≥]40%	[≥]40%
Interest Coverage Ratio	[≥]2	[≥]2	[≥]2

•	BNDES Loan 2012

On December 27, 2012, Adecoagro Vale do Ivinhema entered into a new loan with BNDES in an amount equal to Reais-denominated 488.6 million for a term of 10 years bearing interest at an average rate of 4.65% per year. The proceeds from the loan will be drawn during the next 24 months and will be used to finance the expansion of the construction of the Ivinhema Mill, which is expected to reach a crushing capacity of 6.3 million tons per year by 2017.

•	BDB Facility 2010

In July 2010, Adecoagro Vale do Ivinhema entered into a Reais-denominated 70.0 million loan (equivalent to US$ 34.3 million as of December 31, 2012) with Banco do Brasil S.A. As of December 31, 2012, the remaining amount was Reais-denominated 66.9 million (equivalent to US$ 32.7 million). The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020. Under this facility, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2020
Debt Service Coverage Ratio	[≥]1,2

•	BDB Loan 2012

In October 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 130.0 million loan (equivalent to US$ 63.6 million as of December 31, 2012) with Banco do Brasil S.A. due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 130.8 million (equivalent to US$ 64 million). This loan bears a fixed interest rate of 2.94% per annum with a bonus performance of 15%. The obligations under this loan are secured by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2022
Debt Service Coverage Ratio	[≥]1,2

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

•	Itau BBA Facility

In December 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 16.5 million loan (equivalent to US$ 8.1 million as of December 31, 2012) with Banco ITAU BBA due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 16.6 million (equivalent to US$ 8.1 million. This loan bears a fixed interest rate of 2.5% per annum. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratios	2012	2013 to 2022
Net Bank Debt	[≤]4	[≤]4,5

•	Working capital funding

Brazilian subsidiaries entered in several borrowings to fund its working capital needs.

Working Capital - BTG Pactual - HSBC- Votorantim – Rabobank

In July 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 230.0 million loan with a syndicate of banks, led by Rabobank International Brasil S/A, due 2015. As of December 31, 2012, the remaining amount was Reais-denominated 233.8 (equivalent to US$ 114.4 million). This syndicate loan bears a variable interest rate of CDI plus 3.6% per annum. The Group entered into a currency swap which fixed the loan in USD 113 million at a fixed rate of 7.7%.

The loan is collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca e Lagoa D’Oeste farms, (ii) pledge of sugarcane and (iii) sugar export contracts. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratios:

Financial Ratios	2012	2013	2014 to 2015
Interest Coverage Ratio	[≥]2	[≥]2	[≥]2
Net Bank Debt / EBITDA	[≤]4	[≤]5	[≤]6
Solvency / EBITDA	[≥]40%	[≥]40%	[≥]40%

Working Capital – Bradesco

In May 2012, Usina Monte Alegre Ltda. entered into a US Dollar-denominated 11.7 million loan (equivalent to Reais-denominated 23.9 million as of December 31, 2012) with Banco Bradesco S.A. due 2016. This loan bears a fixed interest rate of 7.2% per annum. Under this loan, Usina Monte Alegre Ltda. is required to meet the following financial ratios:

Financial Ratios	2012 to 2016
Net debt / milled sugarcane tons	[≤]80
Net debt / Equity	[≥]80%

Working Capital - ING Bank- Banco of China – Deutsche Bank

In August 2012, Adecoagro Vale do Ivinhema Ltda. entered into a US Dollar-denominated 60.0 million loan (equivalent to Reais-denominated 122.6 million as of December 31, 2012) with a syndicate of banks led by ING Bank, due in 2013. This loan bears a fixed interest rate of 4.34% per annum. Under this loan, Adecoagro Vale do Ivinhema Ltda. is required to meet the following financial ratios:

Financial Ratios	2012
Net debt / EBITDA	[≤]4
Solvency / EBITDA	[≥]40%
Interest Coverage Ratio	[≥]2

During 2012 and 2011 the Group was in compliance with all financial covenants.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 18.462 million tranche (“Tranche A”) and a five-year US$ 53.333 million tranche (“Tranche B”). Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 36.357 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2012	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	155,000	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.10x	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.15x	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2012 and 2011 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2012	2011
Currency
Argentine Peso	18,622	6,739
US Dollar	203,881	199,657
Uruguayan Peso	44	—
Brazilian Reais	316,586	154,309

	539,133	360,705

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2012	2011
Not later than one year	417	119
Later than one year and not later than five years	713	96

	1,130	215
Future finance charges on finance leases	(9)	(17)

Present value of finance lease liabilities	1,121	198

The present value of finance lease liabilities is as follows:

	2012	2011
Not later than one year	412	119
Later than one year and not later than five years	709	79

	1,121	198

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2012 was 9.86% (2011: 8.52%).

22.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries´ losses against subsidiaries income. The details of the provision for the Group’s consolidated income tax are as follows:

	2012	2011	2010
Current income tax	(1,377)	(13,520)	(3,956)
Deferred income tax	6,813	(1,142)	20,219

Income tax benefit (expense)	5,436	(14,662)	16,263

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred tax assets and liabilities of the Group as of December 31, 2012 and 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2012	2011
Deferred income tax asset to be recovered after more than 12 months	11,463	55,951
Deferred income tax asset to be recovered within 12 months	65,095	2,161

Deferred income tax assets	76,558	58,112

Deferred income tax liability to be settled after more than 12 months	79,896	110,752
Deferred income tax liability to be settled within 12 months	36,659	3,268

Deferred income tax liability	116,555	114,020

Deferred income tax liabilities, net	39,997	55,908

The gross movement on the deferred income tax account is as follows:

	2012	2011	2010
Beginning of year	55,908	44,032	61,932
Exchange differences	(8,741)	(4,282)	(4,961)
Acquisition of subsidiary	—	15,016	7,280
Disposal of subsidiary (Note 16)	(357)	—	—
Income tax (expense) / benefit	(6,813)	1,142	(20,219)

End of year	39,997	55,908	44,032

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2010	78,852	27,004	1,189	107,045
(Credited)/charged to the statement of income	(1,992)	2,051	(376)	(317)
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

Charged/(credited) to the statement of income	6,943	(8,189)	(764)	(2,010)
Acquisition of subsidiary	15,016	—	—	15,016
Exchange differences	(7,502)	(4,117)	1,138	(10,481)

At December 31, 2011	96,051	16,486	1,483	114,020

(Credited)/charged to the statement of income	(601)	3,951	13,277	16,627
Disposal of subsidiary	(357)	—	—	(357)
Exchange differences	(11,684)	(1,644)	(407)	(13,735)

At December 31, 2012	83,409	18,793	14,353	116,555

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2010	1,265	36,405	4,225	—	3,218	45,113
Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

Charged/(credited) to the statement of income	2,364	7,455	1,117	(15,357)	1,269	(3,152)
Exchange differences	(604)	(3,521)	—	503	(2,577)	(6,199)

At December 31, 2011	5,068	40,645	5,959	3,039	3,401	58,112

Charged/(credited) to the statement of income	1,033	21,652	757	(302)	(300)	23,440
Exchange differences	(530)	(3,880)	—	(236)	(348)	(4,994)

At December 31, 2012	5,571	58,417	6,716	2,501	(3,353)	76,558

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2012, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2012, the Group’s tax loss carry forwards and the jurisdictions in, which they were generated are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	28,623	5 years
Uruguay	5,674	5 years
Brazil	133,205	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group recognized deferred income tax assets at December 31, 2012 in respect of all losses future taxable income.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2012	2011	2010
Tax calculated at the tax rates applicable to profits in the respective countries	959	30,947	(23,004)
Non-deductible items	1,978	2,075	3,210
Unused tax losses, net	(2,845)	(14,617)	7,642
Non-taxable income	(5,744)	(4,056)	(4,234)
Others	216	313	123

Income tax (benefit) / expense	(5,436)	14,662	(16,263)

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

	2012	2011
Non-current
Social security payable	1,512	1,431

	1,512	1,431

Current
Salaries payable	4,816	3,174
Social security payable	3,063	2,758
Provision for vacations	9,745	7,100
Provision for bonuses	5,324	3,978

	22,948	17,010

Total payroll and social security liabilities	24,460	18,441

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 1, 2011	3,734	1,526	3,947	9,207
Additions	1,274	430	222	1,926
Acquisition of subsidiaries	155	—	—	155
Used during year	(2,447)	(79)	(3,947)	(6,473)
Exchange differences	(256)	(208)	(24)	(488)

At December 31, 2011	2,460	1,669	198	4,327

Additions	2,422	1,911	5,257	9,590
Used during year	(2,001)	(3,457)	(5,402)	(10,860)
Exchange differences	(247)	(69)	(9)	(325)

At December 31, 2012	2,634	54	44	2,732

Analysis of total provisions:

	2012	2011
Non current	1,892	3,358
Current	840	969

	2,732	4,327

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate amount of US$ 11.1 million and US$ 5.2 as of December 31, 2012 and 2011, respectability.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2012	2011	2010
Sales of manufactured products and services rendered:
Rice	89,062	82,079	58,876
Ethanol	121,544	116,599	114,793
Sugar	134,766	130,348	98,385
Soybean oil and meal	—	—	—
Energy	25,649	24,393	15,040
Coffee	—	713	2,709
Services	3,575	767	749
Rental income	4,780	4,980	3,717
Powder milk		—	—
Others	150	5,978	260

	379,526	365,857	294,529

Sales of agricultural produce and biological assets:
Soybean	66,721	61,385	64,890
Cattle for dairy	1,634	1,896	2,096
Other cattle	623	957	882
Corn	67,915	42,959	23,968
Cotton	16,489	9,101	2,395
Milk	17,234	17,801	13,415
Wheat	30,611	24,232	7,939
Coffee	8,363	13,457	4,862
Sunflower	7,887	7,413	4,880
Sorghum	875	1,237
Barley	4,220	828	1,171
Seeds	2,294	784	2,537
Others	308	177	2,703

	225,174	182,227	131,738

Total sales	604,700	548,084	426,267

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 75 million as of December 31, 2012 (2011: US$ 65.9 million; 2010: US$ 77.2 million) comprised primarily of 36,112 tons of sugar (US$ 15.1 million), 82,835 tons of soybean (U$S 19.1 million) and 113,462 tons of corn (US$ 24.1 million), which expire between January 2013 and August 2013.

26.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Expenses by nature (continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2012	2011	2010
Cost of agricultural produce and biological assets sold	194,107	168,837	117,992
Raw materials and consumables used in manufacturing activities	159,968	147,339	136,208
Services	18,670	20,437	14,727
Salaries and social security expenses (Note 27)	63,089	57,259	52,728
Depreciation and amortization	54,468	34,184	37,563
Taxes (*)	2,102	2,159	3,462
Maintenance and repairs	10,815	16,032	14,299
Freights	35,470	31,956	24,198
Export taxes / selling taxes	32,683	31,006	30,205
Fuel and lubricants	7,625	8,522	9,336
Lease expense and similar arrangements (**)	3,200	2,592	3,262
Others	23,248	23,854	16,049

Total expenses by nature	605,445	544,177	460,029

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2012, an amount of US$ 263,978 is included as “cost of manufactured products sold and services rendered” (2011: US$ 237,404; 2010: US$ 219,201); an amount of US$ 225,174 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2011: US$ 182,227; 2010: US$ 131,738); an amount of US$ 57,691 is included in “general and administrative expenses” (2011: US$ 65,142; 2010: US$ 56,562); and an amount of US$ 58,602 is included in “selling expenses” as described above (2011: US$ 59,404; 2010: US$ 52,528).

27.	Salaries and social security expenses

	2012	2011	2010
Wages and salaries	43,519	40,596	40,090
Social security costs	15,432	12,986	10,857
Equity-settled share-based compensation	4,138	3,677	1,781

	63,089	57,259	52,728

Number of employees	7,051	5,560	5,263

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Other operating income, net

	2012	2011	2010
Gain from the sale of subsidiaries (Note 16)	27,513	—	—
Gain from disposal of farmland (Note 16)	—	8,832	20,837
Gain from commodity derivative financial instruments	1,821	19,664	106
Loss from onerous contracts – forwards	(2,302)	(5,333)	(3,935)
Gain from disposal of other property items	882	394	847
Others	3,183	1,024	369

	31,097	24,581	18,224

29.	Financial results, net

	2012	2011	2010
Finance income:
- Interest income	11,249	8,019	1,341
- Foreign exchange gains, net	—	—	7,324
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	—	5,018
- Other income	289	1,113	2,876

Finance income	11,538	9,132	16,559

Finance costs:
- Interest expense	(27,672)	(34,017)	(34,369)
- Foreign exchange losses, net	(26,080)	(12,683)	—
- Taxes	(4,265)	(5,273)	(2,104)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(5,823)	(2,247)	—
- Other expenses	(2,814)	(8,121)	(3,023)

Finance costs	(66,654)	(62,341)	(39,496)

Total financial results, net	(55,116)	(53,209)	(22,937)

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 16).

	2012	2011	2010

Earnings/(losses) from continuing operations attributable to equity holders of the Group	13,488	57,036	(43,855)
Earnings/(losses) from discontinued operations attributable to equity holders of the Group	(4,091)	(1,018)	(49)
Weighted average number of shares in issue (thousands)	121,365	117,028	80,000

Basic earnings/(losses) per share from continuing operations	0.111	0.488	(0.548)

Basic earnings/(losses) per share from discontinued operations	(0.034)	(0.009)	(0.001)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2012, there were 2,528 thousands (2011: 2,038 thousands; 2010: 4,629 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2012	2011	2010

Earnings/(losses) from continuing operations attributable to equity holders of the Group	13,488	57,036	(43,855)
Earnings/(losses) from discontinued operations attributable to equity holders of the Group	(4,091)	(1,018)	(49)

Weighted average number of shares in issue (thousands)	121,365	117,028	80,000
Adjustments for:
- Employee share options and restricted units (thousands)	1,104	822	( *)

Weighted average number of shares for diluted earnings per share (thousands)	122,469	117,850	80,000

Diluted earnings/(losses) per share from continuing operations	0.111	0.484	(0.548)

Diluted earnings/(losses) per share from discontinued operations	(0.034)	(0.009)	(0.001)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at December 31, 2010. All shares are anti-dilutive in a loss period because they would decrease a loss per share.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Earnings per share (continued)

As explained in Note 17, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. An amount of US$ 1.50 million of lease expense was included in “General and administrative expenses” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 0.99 million; 2010: US$ 0.63 million). An amount of US$ 1.46 million of lease expense was included in “Cost of manufactured products sold and services rendered” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 3.61 million; 2010: US$ 3.54). An amount of US$ 0.20 million of lease expense was included in “Selling expenses” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 0.18 million; 2010: US$ 0.25)

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 17.6 million for the year ended December 31, 2012 (2011: US$ 10.52 million; 2010: US$ 8.01 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2012	2011
No later than 1 year	8,941	6,910
Later than 1 year and no later than 5 years	6,411	3,256
Thereafter	—	467

	15,352	10,634

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 30.35 million for the year ended December 31, 2012 (2011: US$ 17.1 million; 2010: US$ 15.8 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 1,531 and US$ 275 as of December 31, 2012 and 2011, respectively.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 21.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2012	2011	2010
Rental income	4,735	4,980	3,718

The future minimum rental payments receivable under cancellable leases are as follows:

	2012	2011
No later than 1 year	3,801	4,397
Later than 1 year and no later than 5 years	15,205	17,437
Thereafter	7,286	12,714

	26,292	34,548

Finance leases:

The Group does not act as a lessor in connection with finance leases.

32.	Business combinations

Acquisitions completed during the year ended December 31, 2011

Acquisition of Compañía Agroforestal Sociedad Anónima (Agroforestal)

On August 18, 2011, the Group acquired 100% of the issued share capital of Agroforestal, an Argentine-based company mainly involved in agricultural and beef cattle industry, for a total consideration of US$ 18.0 million. The acquisition involved an escrow in an amount of US$ 1.5 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

In the period from acquisition to December 31, 2011, Agroforestal contributed revenues of US$ 0.5 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Agroforestal had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 4.2 million (unaudited) and Profit Before Income Tax would have been US$ 1.4 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects.

Results, assets and liabilities of Agroforestal as from the acquisition date are included within the ‘Crops’ and ‘Cattle’ segments.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Business combinations (continued)

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,350
Present value of seller financing (*)	15,056
Escrow (*)	1,379

Total purchase consideration	17,785

Fair value of net assets acquired	14,049

Goodwill	3,736

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	76
Property, plant and equipment	15,291
Investment property	3,709
Biological assets	1,495
Deferred tax liabilities	(6,858)
Provisions for other liabilities	(39)
Other current assets	1,219
Other current liabilities	(844)

Net assets acquired	14,049

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	1,350
Cash and cash equivalents in subsidiary acquired	(76)

Cash outflow on acquisition	1,274

Acquisition of Simoneta Sociedad Anónima (Simoneta)

On August 19, 2011, the Group acquired 100% of the issued share capital of Simoneta, an Argentine-based company mainly involved in agricultural industry, for a total consideration of US$ 26.4 million. The acquisition also involved contingent consideration to the seller in an amount of US$ 1.0 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Business combinations (continued)

In the period from acquisition to December 31, 2011, Simoneta contributed revenues of US$ 1 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Simoneta had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 6 million (unaudited) and Profit Before Income Tax would have been US$ 3 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects. Results, assets and liabilities of Simoneta as from the acquisition date are included within the ‘Crops’ segment.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	11,000
Present value of seller financing (*)	14,124
Escrow (*)	923

Total purchase consideration	26,047

Fair value of net assets acquired	18,644

Goodwill	7,403

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	657
Property, plant and equipment	15,701
Investment property	5,961
Deferred tax liabilities	(7,705)
Provisions for other liabilities	(116)
Other current and non current assets	5,385
Other current liabilities	(1,239)

Net assets acquired	18,644

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	11,000
Cash and cash equivalents in subsidiary acquired	(657)

Cash outflow on acquisition	10,343

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group companies

The following table details the companies making up the Group as of December 31, 2012 and 2011:

			2012		2011
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%		Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—		—
Pilagá S.A.	(a)	Argentina	99.84%		99.84%
Cavok S.A.	(a)	Argentina	—		—
Establecimientos El Orden S.A.	(a)	Argentina	—		—
Bañado del Salado S.A.	(a)	Argentina	—		—
Agrícola Ganadera San José S.A.	(a)	Argentina		(v)		(v)
Agro Invest S.A.	(a)	Argentina	—		—
Forsalta S.A.	(a)	Argentina	—		—
Dinaluca S.A.	(a)	Argentina	—		—
Simoneta S.A.	(a)	Argentina		(iii)		(ii)
Compañía Agroforestal S.A.	(a)	Argentina		(iii)		(ii)
Adeco Agropecuaria Brazil S.A.	(b)	Brazil	—		—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda).	(c)	Brazil		(ii)		(i)
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil		(iv)		(iv)
Angélica Agroenergia Ltda.	(b)	Brazil		(iv)		(iii)
Usina Monte Alegre Ltda.	(b)	Brazil	—		—
Fazenda Mimoso Ltda.	(c)	Brazil	—		—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)	(b)	Brazil		(iv)		(iii)
Kelizer S.A.	(a)	Uruguay	—		—
Adecoagro Uruguay S.A.	(a)	Uruguay	—		—
Holdings companies:
Adeco Brazil Participacoes S.A.	—	Brazil	—		—
International Farmland Holdings LP	—	United States	99.99%		98.64%
Adecoagro LP	—	United States	—		—
Ladelux S.C.A.	—	Uruguay	—		—
Kadesh Hispania S.L.	—	Spain	—		—
Leterton España S.L.	—	Spain	—		—
Ona Ltd.	—	Malta	—		—
Toba Ltd.	—	Malta	—		—
Details of principal associates:
Santa Regina Agropecuaria S.A.	(a)	Argentina	49.00%			(iv)
Details of principal joint venture undertakings:
Grupo La Lácteo	(d)	Canada	50.00%		50.00%

(a)	Mainly crops, rice, cattle and others
(b)	Mainly sugarcane, ethanol and energy
(c)	Mainly coffee
(d)	Mainly dairy

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group companies (continued)

(i)	Merged with Usina Monte Alegre Ltda
(ii)	Acquired in August 2011 (Note 32)
(iii)	Angélica Agroenergia Ltda. merged with Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.). Its new name is Adecoagro Vale do Ivinhema Ltda.
(iv)	On December 27, 2012, the Group completed the sale of 51% of the its wholly owned subsidiary Santa Regina Agropecuaria S.A (see Note 16). Until that day the Group owed 100% of this Company
(v)	In June 2012, the Group completed the sale of Agricula Ganadera San José, (see Note 16.)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

34.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2012	2011	2010	2012	2011
Grupo La Lácteo	Joint venture	Sales of goods	8,231	16,459	13,397	—	—
		Purchases of goods	53	—	—	—	—
		Receivables from related parties (Note 13)		—	—	2,253	4,909
		Interest income	377	—	—	—	—

Santa Regina Agropecuaria S.A.	Investment	Receivables from related parties	—	—	—	144	—

Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(4,215)	(3,136)	(3,334)	—	—
		Receivables from related parties (Note 13)		—	—	—	—
		Payables (Note 20)	—	—	—	(562)	(318)

UMA members	(i)	Tax charge	—	—	4,138	—	—

Ospraie	(i)	Consent fee (iii)	—	(3,000)	—	—	—

Directors and senior management	Employment	Compensation selected employees	(7,367)	(6,594)	(6,593)	(18,072)	(15,408)

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Related-party transactions (continued)

(i)	Shareholders of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

Ospraie Consent Agreement

On December 14, 2010, the Group entered into a consent agreement with Ospraie Special Opportunities Master Holdings Ltd, or Ospraie, one of the Groups shareholders, pursuant to which the Company should pay to Ospraie an aggregate amount of US$ 3 million, subject to certain conditions, promptly following the completion of the initial public offering in consideration for their agreement to waive certain of their rights under the Groups’ shareholders agreement, which terminates upon the initial public offering. The payment was made in February 2011.

35.	Subsequent events

On February 26, 2013, Adecoagro formed CHS AGRO, a joint venture together with CHS Inc., a leading farmer-owned energy, grains and foods company based in the United States. CHS AGRO will build a sunflower processing facility located in the county of Pehuajo, Province of Buenos Aires, Argentina.

In February, 2013, Adecoagro completed an underwritten secondary offering of approximately 15.9 million common shares at a price per share of US$ 8.00. HBK Master Fund LP was the sole selling shareholder. The shares were acquired by a combination of new institutional investors and existing shareholders. Adecoagro did not issue any further shares and/or receive any proceeds as a consequence of this transaction.